UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-127755


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F  [X]    Form 40-F [  ]



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Yes [  ] No [X]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Exhibit: TONGXIN INTERNATIONAL, LTD AND HUNAN TONGIN ENTERPRISE CO., LTD CONSUMMATE MERGER



                                      Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TONGXIN INTERNATIONAL LTD.

                                          (Registrant)



                                           By: /s/ William R. Herren

                                               Name: William R. Herren

                                               Title: Chairman an d CEO



                                               /s/ Rudy Wilson

                                               Name: Rudy Wilson

                                               Title: COO



Date: April 23, 2008




EXHIBIT


                            TONGXIN INTERNATIONAL, LTD

             AND HUNAN TONGIN ENTERPRISE CO., LTD CONSUMMATE MERGER


New York, New York and Beijing, China April 23, 2008-Tongxin International, Ltd (OTCBB:AAAC, AAACU, AAACW) ("TXI") today announced that it consummated a merger with Hunan Tongxin Enterprise Co. Ltd., ("Hunan Tongxin") in which Hunan Tongxin becomes a wholly owned subsidiary of TXI. The merger of TXI and Hunan Tongxin was pursuant to an Equity Acquisition Agreement dated July 25, 2007, among Asia Automotive Acquisition Corporation ("AAAC"), the predecessor company of Tongxin International and the stockholders of Hunan Tongxin.